Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of

IOWA SCHOOLS JOINT INVESTMENT TRUST

665 Locust, P.O. Box 897

Des Moines, IA 50304-0897

File No. 811-7698

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 8(f)

OF THE INVESTMENT COMPANY ACT OF 1940

Communications regarding this application should be sent to:

Robert J. Ahrenholz, Esq.

Joshua M. Kerstein, Esq.

Kutak Rock LLP

1801 California Street

Suite 3100

Denver, CO 80202

I. The Applicant and the Nature of Relief Sought

The Iowa Schools Joint Investment Trust (the “Applicant” or the “Trust”) is a common law trust established under Iowa law 1 (the “Iowa Code”) pursuant to chapter 28E of the Iowa Code (Joint Exercise of Governmental Powers) and Iowa Code section 279.29, which authorize Iowa schools to jointly invest monies pursuant to a joint investment agreement. The Trust was established by adoption of a Joint Powers Agreement and Declaration of Trust as of October l, l986 (as amended November 1, 1988 and May 1, 1993, the “Declaration”). To comply with the Iowa Code, in 1993, the Trust voluntarily registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Trust seeks an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company. Upon deregistration, the Trust will continue to comply with the Iowa Code and will rely on Section 2(b) of the 1940 Act to remain exempt from registration under the 1940 Act.

II. Description of the Trust

The Trust is a professionally managed common law trust organized and operated as a diversified open-end management investment company and created with the objective of providing Iowa school corporations a convenient method for investing their funds in a manner that maximizes current income consistent with safety of principal and the required degree of liquidity for operating funds. The Trust has two separate investment portfolios as described below. School corporations organized under the laws of the State of Iowa that adopt the Declaration are the “participants (‘Participants’)” of both portfolios of the Trust for purposes of the Declaration. No person or entity other than an Iowa school corporation whose board of directors is a member of the Iowa Association of School Boards (“IASB”) can become a Participant in the Trust.

A. Portfolios

The Trust has two separate portfolios in which Participants may invest, referred to as the Diversified Portfolio and the Direct Government Obligation Portfolio (each, a “Portfolio” and collectively, the “Portfolios”). Participants may invest any funds in their custody in either Portfolio. Only funds of Participants may be invested in the Trust.

B. Investment Objective; Investments

The objective of the Trust in offering the Diversified Portfolio and the Direct Government Obligation Portfolio, is to provide Participants with daily liquidity and the highest possible investment yield consistent with safety of principal and the maintenance of liquidity. Subject to the specific investment restrictions, assets of the Trust are only invested in securities specifically permitted for Participants under the Iowa Code, as it now or in the future exists.

1 IOWA CODE (2003).

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C. Continuation of Operations

If the Commission issues an order under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company, the Trust will continue to operate in accordance with the Iowa Code.

III. Background Behind Registration and Rationale for Decision to Deregister

A. Registration

The Applicant voluntarily registered in 1993 as an investment company under the 1940 Act to comply with the requirements of Iowa Code § 12B.10. Section 12B.10 of the Iowa Code provides, in relevant part, that Iowa joint investment trusts must either:

(1) be rated within the two highest classifications by at least one of the standard rating services approved by the superintendent of banking by rule adopted pursuant to chapter 17A and operated in accordance with 17 C.F.R. § 270.2a-7, or

(2) be registered with the Commission under the 1940 Act and operated in accordance with 17 C.F.R. § 270.2a-7.

One of the primary reasons for registering the Applicant as an investment company was based on the determination that the expected costs associated with registering and maintaining the registration of the Applicant under the 1940 Act would be less than the costs associated with obtaining and maintaining a rating by one of the standard rating services.

B. Request for Order

The Trust is exempt from the registration requirements of the 1940 Act pursuant to Section 2(b) of the 1940 Act. The Trust has experienced burdensome costs in operating the Trust in accordance with the regulatory requirements of the 1940 Act. In 1993, the Trust voluntarily registered as an investment company under the 1940 Act. At that time, it was determined that registering and maintaining a registration as an investment company under the 1940 Act was less costly than obtaining and maintaining a rating from a rating agency. As a result of the costs associated with maintaining the registration of the Trust as an investment company under the 1940 Act, the board of trustees of ISJIT (the “Board”) determined in its meeting held on November 19, 2003 that it is in the best interests of the Trust to seek an order from the Commission under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company. The Trust is in the process of obtaining a rating of “AAA” for each Portfolio of the Trust from Moody’s Investors Service, Inc.

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IV. The Applicant is Exempt From Registration Under Section 2(b) of the 1940 Act

The Trust is seeking an order declaring that it has ceased to be an investment company because it is exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act. Section 2(b) provides:

No provision in this title shall apply to, or be deemed to include the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.

The Trust is exempt under Section 2(b) because it is an instrumentality of the Iowa public school districts, and in turn, the State of Iowa.

The Trust is a common law trust formed pursuant to Chapter 28E and section 279.29 of the Iowa Code. The purpose of the Trust is to provide an instrumentality and agency through which school corporations organized under the laws of the State of Iowa may jointly and cooperatively exercise their power to jointly invest their respective available moneys so as to enhance their investment opportunities pursuant to an investment program conducted in accordance with the laws of the State of Iowa governing the investment of school district moneys. The Trust currently assists more than 325 Iowa school corporations increase their income. Since 1986, the Trust has helped provide additional funds to increase the quality of educational services available to students across the state.

The Trust is an instrumentality of the State of Iowa because it is sponsored by IASB and only school corporations organized under the laws of the State of Iowa may become Participants. School corporations include school corporations organized under the laws of the State of Iowa, including, without limitation, area education agencies, merged area schools and any “instrumentality” (as that term is defined in the Iowa Code) of a school corporation. A school corporation may place moneys in the Trust only if members of its board of directors are members in good standing of the IASB and the school corporation’s board of directors has duly adopted a resolution and taken other necessary official action authorizing such school corporation to become a Participant.

Simply stated, the Trust is an instrumentality of the Iowa public school districts that allows school corporations to become Participants. As Participants, the school corporations place public school district moneys into the Trust to provide additional capital for the various school districts and to increase the quality of education for the State of Iowa. The Trust is controlled, operated and owned by instrumentalities of the State of Iowa and will exist and function itself for the benefit of Iowa public school districts. As such, the Trust is an instrumentality of the Iowa public school districts, and in turn the State of Iowa, and the Trust falls under the registration exemption provided by Section 2(b) of the 1940 Act.

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The Commission has allowed various other common law trusts designed to benefit public school districts in other states to utilize the exemption under Section 2(b) of the 1940 Act. The Commission has granted no-action requests under the 1940 Act with regards to similar entities organized for the benefit of Minnesota, Illinois, and Pennsylvania school districts. No-Action Letter, Minnesota School District Liquid Asset Fund Plus (available February 27, 1985); No-Action Letter, Illinois School District Liquid Asset Fund Plus (available June 15, 1984); No-Action Letters, Pennsylvania School District Liquid Asset Trust (available March 26, 1982 and March 29, 1982). The availability of the Section 2(b) exemption to common law trusts designed to benefit school districts is so well settled that the Commission announced in its January 28, 1985 reply letter in Minnesota School District Liquid Asset Fund Plus that the Staff would no longer respond to requests for no-action letters on the applicability of Section 2(b) of the 1940 Act to these types of trusts.

The Commission has also granted no-action requests in several similar situations. Examples include entities organized for the benefit of local government units and school districts. No-Action Letter, Pennsylvania Local Government Investment Trust (Available March 2, 1981); see also No-Action Letter, Minnesota Municipal Money Market Fund (Available May 27, 1987); No-Action Letter, Wisconsin Investment Trust (Available February 17, 1987). Further examples of instances where the Commission has granted no-action requests for the use of the Section 2(b) exemption include the exemption of an entity organized for the investment of retirement funds of public employees (No-Action Letter, ICMA Retirement Trust (Available February 7, 1983)) and entities designed to fund higher education (No-Action Letter, The Golden Gate Scholarshare Trust (Available September 15, 1999); No-Action Letter, Maine College Savings Program Fund (Available August 2, 1999); No-Action Letter, New Hampshire Higher Education Savings Plan Trust (Available June 30, 1998); No-Action Letter, New York State Choice College Tuition Savings Program (Available September 10, 1998). Accordingly, because the Trust functions as an instrumentality of governmental units of the State of Iowa, and in light of the above cited no-action letters, the provisions of the 1940 Act do not apply to the Trust by virtue of the exemption afforded under Section 2(b) of the 1940 Act.

It is important to note that if the Trust is granted a deregistration order pursuant to Section 8(f) of the 1940 Act, (i) the Trust will operate in the manner consistent with the Iowa Code, with the same investment policies and objectives as the Trust currently operates as a registered investment company under the 1940 Act, and (ii) the securities issued by the Trust will be rated not less than “AA” by a nationally recognized statistical rating organization.

V. Conclusion

Applicant requests an order under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company because it is an instrumentality of the Iowa public school districts and is therefore exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act.

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VI. Authorization

The Declaration gives the Board complete authority to conduct the business and affairs of the Applicant. Pursuant to the requirements of Rule 0-2(c) under the 1940 Act, Jane Lichtenstein, Chair of the Applicant, has been duly authorized to execute and file this Application pursuant to resolution adopted by the Board on November 19, 2003, a copy of which is attached hereto as Exhibit A.

All requirements for the execution and filing of this Application have been complied with. An instrument executed on behalf of the Trust, as is required under Rule 0-2(d) is attached hereto as Exhibit B. A proposed notice of the proceeding initiated by the filing of this Application, as is required by Rule 0-2(g), is also attached hereto as Exhibit C.

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The Applicant has caused this Application to be duly signed this 12th day of July, 2004.

IOWA SCHOOLS JOINT INVESTMENT TRUST

By:	/s/ Jane Lichtenstein
Jane Lichtenstein, Chair

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Exhibit A

Extract of minutes relating to the meeting of the Board of Trustees of Iowa Schools Joint Investment Trust held on November 19, 2003.

WHEREAS, Iowa Schools Joint Investment Trust (“ISJIT”) filed a preliminary proxy solicitation statement (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission …(“Commission”) in connection with resolutions of the board of trustees (the “Board”) dated September 24, 2003;

WHEREAS, in connection with the filing of the Preliminary Proxy Statement, the staff of the …(Commission) raised various comments with respect to certain operations of ISJIT and related issues;

WHEREAS, Board has determined that it may be in the best interest of ISJIT to amend the Preliminary Proxy Statement […] (the “Amended Proxy Statement”);

WHEREAS, pursuant to the public funds investment standards specified in Iowa Code § 12B.10, ISJIT is required to either be registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”) or be rated within the two highest classifications (the “Required Rating”) by at least one of the standard rating services specified in the Iowa Code and in each case must be operated in accordance with Rule 2a-7 promulgated under the 1940 Act;

WHEREAS, Moody’s Investors Service, Inc. or its successor in interest and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or its successor in interest …(the “Rating Agencies”) are approved standard rating services specified under the Iowa Code;

WHEREAS, the Board has determined, after review and discussion, that it may be in the best interests of ISJIT to obtain the Required Rating from one of the Rating Agencies and to deregister as an investment company under the 1940 Act;

WHEREAS, pursuant to Section 8(f) of the 1940 Act, the dissolution of a registered investment company requires an order declaring that a registered investment company has ceased to be an investment company (a “Deregistration Order”) and upon the taking effect of the Deregistration Order, the registration of such company shall cease to be in effect;

WHEREAS, ISJIT is not eligible to rely on Rule 8f-1 promulgated under the 1940 Act because the rationale for deregistration is not one of the rationales set forth in Rule 8f-1;

WHEREAS, pursuant to a note to Rule 8f-1 promulgated under the 1940 Act, applicants who are not eligible to rely on Rule 8f-1 may follow the general guidance for filing applications under Rule 0-2 promulgated under the Securities Exchange Act of 1934, as amended for purposes of filing an application to deregister (the “Deregistration Application”);

WHEREAS, pursuant to Section 30(b)(1) of the 1940 Act, the dissolution of a registered investment company requires the filing with the …(Commission) of a final Semi-Annual Report for Investment Companies on Form N-SAR (“Final N-SAR”);

RESOLVED, that the Deregistration Application, substantially in the form as is recommended by the proper officers of ISJIT, upon the advice of counsel to ISJIT and in consultation with the …(Commission) and the filing thereof is hereby approved in all respects;

FURTHER RESOLVED that the form of the Final N-SAR, substantially in the form as is recommended by the proper officers of ISJIT is hereby approved in all respects;

FURTHER RESOLVED, that, at the direction of the President the proper officers and trustees of ISJIT are, and each of them hereby is, authorized, empowered and directed, on behalf of ISJIT, to execute and deliver the Deregistration Application, in the form described herein, to execute and deliver the Final N-SAR, in the form described herein and to file, or cause to be filed, the Deregistration Application, the Final N-SAR and any other documents that may be necessary in connection therewith, with the Securities and Exchange Commission and such other places as may be proper for the filing thereof, for purposes of obtaining a Deregistration Order for ISJIT;

FURTHER RESOLVED, that at the direction of the President the proper officers and trustees of ISJIT are, and each of them hereby is, authorized, empowered and directed, on behalf of ISJIT, to submit to the participants of each portfolio of ISJIT for approval, the election of the Nominees and such other matters as may be necessary for obtaining a Deregistration Order for ISJIT, which matters may be included on the Amended Proxy Statement or on a separate proxy statement filed with the …(Commission);

FURTHER RESOLVED, that the proper officers and trustees of ISJIT be, and hereby are, authorized, empowered and directed to take all action deemed necessary or appropriate to deliver and file, or cause to be filed, with the …(Commission), and any other place or places as may be proper for the filing thereof, the Amended Proxy Statement or any other proxy statement described in the previous FURTHER RESOLVED clause and any other documents that may be necessary or appropriate in connection therewith;

FURTHER RESOLVED, that the proper officers and trustees of ISJIT are, and each of them hereby is, authorized, empowered and directed, on behalf of ISJIT, to execute and deliver such documents, and to take any and all actions necessary for purposes of obtaining the Required Rating for ISJIT from any one of the Rating Agencies;

FURTHER RESOLVED, that the proper officers and trustees of ISJIT are, and each of them hereby is, authorized, empowered and directed, on behalf of ISJIT, to file with Iowa or any necessary state, any filings as may be necessary or advisable to carry out the full intent and purpose of the foregoing resolutions;

FURTHER RESOLVED, that any and all actions heretofore taken by the proper officers and trustees of ISJIT in connection with the foregoing resolutions are, and each of them hereby is, ratified, confirmed and approved in all respects; and

FURTHER RESOLVED, that the proper officers and trustees of ISJIT are, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of ISJIT, to take any and all such action as may be necessary or advisable to carry out the full intent and purpose of the foregoing resolutions.

Exhibit B

VERIFICATION OF APPLICATION

STATE OF IOWA, County of Cedar, ss:

The undersigned being duly sworn deposes and says that she has duly executed the attached application dated July 12, 2004 for a deregistration order under Section 8(f) of the Investment Company Act of 1940, as amended, for and on behalf of Iowa Schools Joint Investment Trust; that she is the Chair of Iowa Schools Joint Investment Trust; and that all action by shareholders, directors or trustees, and other bodies necessary to authorize deponent to execute and file such application has been taken. Deponent further says that she is familiar with such application, and the contents thereof, and that the facts therein set forth, are true to the best of her knowledge, information and belief.

By:	/s/ Jane Lichtenstein
Jane Lichtenstein, Chair

Subscribed and sworn to before me a Notary Public this 12th day of July, 2004.

/s/ Teresa L. Paulsen
Notary Public

[Official Seal]

My commission expires: 7-26-07

B-1

Exhibit C

PROPOSED NOTICE

AGENCY: Securities and Exchange Commission (the “Commission”).

ACTION: Notice of Application for a Deregistration Order under Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

APPLICANT: Iowa Schools Joint Investment Trust (the “Applicant” or the “Trust”).

SUMMARY OF APPLICATION: The Trust seeks an order from the Commission pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company because it is exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act.

FILING DATE: The application was filed on July 12, 2004.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on                     , and should be accompanied by proof of service on Applicants in the form of an affidavit, or, for lawyers a certificate of service. Hearing requests should state the nature of the requester’s interest, the reason for the request, and the issues contested. Person may request notification of a hearing by writing to the Secretary of the Commission.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street NW, Washington D.C. 20549-0609. Applicant: Iowa Schools Joint Investment Trust, 700 2nd Ave., Des Moines, Iowa 50309.

FOR FURTHER INFORMATION CONTACT:

SUPPLEMENTARY INFORMATION: Following is a summary of the Application; the complete Application is available for a fee from the Public Reference Branch of the Commission, 450 Fifth Street NW, Washington D.C. 20549-0102 (tel. (202) 942-8090).

APPLICANT REPRESENTATIONS:

1. The Iowa Schools Joint Investment Trust (the “Applicant” or the “Trust”) is a common law trust established under Iowa law2 (the “Iowa Code”) pursuant to chapter 28E of the Iowa Code and Iowa Code section 279.29, which authorize Iowa schools to jointly invest monies pursuant to a joint investment agreement. The Trust was

2 IOWA CODE (2003).

established by adoption of a Joint Powers Agreement and Declaration of Trust as of October l, l986 (as amended November 1, 1988 and May 1, 1993 (the “Declaration”). To comply with the Iowa Code, in 1993, the Trust voluntarily registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

2. The Trust seeks an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company. Upon deregistration, the Trust will continue to comply with the Iowa Code and will rely on Section 2(b) of the 1940 Act to remain exempt from registration under the 1940 Act.

3. The Trust is a professionally managed common law trust organized and operated as a diversified open-end management investment company and created with the objective of providing Iowa school corporations a convenient method for investing their funds in a manner that maximizes current income consistent with safety of principal and the required degree of liquidity for operating funds. The Trust has two separate investment portfolios as described below. School corporations organized under the laws of the State of Iowa that adopt the Declaration are the “participants (‘Participants’)” of both portfolios of the Trust for purposes of the Declaration. No person or entity other than an Iowa school corporation whose board of directors is a member of the Iowa Association of School Boards (“IASB”) can become a Participant in the Trust.

4. The Trust has two separate portfolios in which Participants may invest, referred to as the Diversified Portfolio and the Direct Government Obligation Portfolio (each, a “Portfolio” and collectively, the “Portfolios”). Participants may invest any funds in their custody in either Portfolio. Only funds of Participants may be invested in the Trust.

5. The objective of the Trust in offering the Diversified Portfolio and the Direct Government Obligation Portfolio, is to provide Participants with daily liquidity and the highest possible investment yield consistent with safety of principal and the maintenance of liquidity. Subject to the specific investment restrictions, assets of the Trust are only invested in securities specifically permitted for Participants under the Iowa Code, as it now or in the future exists.

6. If the Commission issues an order pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company, the Trust will continue to operate in accordance with the Iowa Code.

7. The Applicant voluntarily registered in 1993 as an investment company under the 1940 Act to comply with the requirements of Iowa Code § 12B.10. Section 12B.10 of the Iowa Code provides, in relevant part, that Iowa joint investment trusts must either:

(1) be rated within the two highest classifications by at least one of the standard rating services approved by the superintendent of banking by rule adopted pursuant to chapter 17A and operated in accordance with 17 C.F.R. § 270.2a-7, or

(2) be registered with the Commission under the 1940 Act and operated in accordance with 17 C.F.R. § 270.2a-7.

8. One of the primary reasons for registering the Applicant as an investment company was based on the determination that the expected costs associated with registering and maintaining the registration of the Applicant under the 1940 Act would be less than the costs associated with obtaining and maintaining a rating by one of the standard rating services.

9. The Trust is exempt from the registration requirements of the 1940 Act pursuant to Section 2(b) of the 1940 Act. The Trust has experienced burdensome costs in operating the Trust in accordance with the regulatory requirements of the 1940 Act. In 1993, the Trust voluntarily registered as an investment company under the 1940 Act. At that time, it was determined that registering and maintaining a registration as an investment company under the 1940 Act was less costly than obtaining and maintaining a rating from a rating agency. As a result of the costs associated with maintaining the registration of the Trust as an investment company under the 1940 Act, the board of trustees of ISJIT (the “Board”) has determined in its meeting held on November 19, 2003 that it is in the best interests of the Trust to seek an order from the Commission under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company. The Trust is in the process of obtaining a rating of “AAA” for each Portfolio of the Trust from Moody’s Investors Service, Inc.

10. The Trust is seeking an order declaring that it has ceased to be an investment company because it is exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act. Section 2(b) provides:

No provision in this title shall apply to, or be deemed to include the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.

The Trust is exempt under Section 2(b) because it is an instrumentality of the Iowa public school districts, and in turn, the State of Iowa.

11. The Trust is a common law trust formed pursuant to Chapter 28E and section 279.29 of the Iowa Code. The purpose of the Trust is to provide an instrumentality and agency through which school corporations organized under the laws of the State of Iowa may jointly and cooperatively exercise their power to jointly invest their respective available moneys so as to enhance their investment opportunities pursuant to an investment program conducted in accordance with the laws of the State of Iowa governing the investment of school district moneys. The Trust currently assists more than 325 Iowa school corporations increase their income. Since 1986, the Trust has helped provide additional funds to increase the quality of educational services available to students across the state.

12. The Trust is an instrumentality of the State of Iowa because it is sponsored by IASB and only school corporations organized under the laws of the State of Iowa may become Participants. School corporations include school corporations organized under the laws of the State of Iowa, including, without limitation, area education agencies, merged area schools and any “instrumentality” (as that term is defined in the Iowa Code) of a school corporation. A school corporation may place moneys in the Trust only if members of its board of directors are members in good standing of the IASB and the school corporation’s board of directors has duly adopted a resolution and taken other necessary official action authorizing such school corporation to become a Participant.

13. Simply stated, the Trust is an instrumentality of the Iowa public school districts that allows school corporations to become Participants. As Participants, the school corporations place public school district moneys into the Trust to provide additional capital for the various school districts and to increase the quality of education for the State of Iowa. The Trust is controlled, operated and owned by instrumentalities of the State of Iowa and will exist and function itself for the benefit of Iowa public school districts. As such, the Trust is an instrumentality of the Iowa public school districts, and in turn the State of Iowa, and the Trust falls under the registration exemption provided by Section 2(b) of the 1940 Act.

14. The Commission has allowed various other common law trusts designed to benefit public school districts in other states to utilize the exemption under Section 2(b) of the 1940 Act. The Commission has granted no-action requests under the 1940 Act with regards to similar entities organized for the benefit of Minnesota, Illinois, and Pennsylvania school districts. No-Action Letter, Minnesota School District Liquid Asset Fund Plus (available February 27, 1985); No-Action Letter, Illinois School District Liquid Asset Fund Plus (available June 15, 1984); No-Action Letters, Pennsylvania School District Liquid Asset Trust (available March 26, 1982 and March 29, 1982). The availability of the Section 2(b) exemption to common law trusts designed to benefit school districts is so well settled that the Commission announced in its January 28, 1985 reply letter in Minnesota School District Liquid Asset Fund Plus that the Staff would no longer respond to requests for no-action letters on the applicability of Section 2(b) of the 1940 Act to these types of trusts.

15. The Commission has also granted no-action requests in several similar situations. Examples include entities organized for the benefit of local government units and school districts. No-Action Letter, Pennsylvania Local Government Investment Trust (Available March 2, 1981); see also No-Action Letter, Minnesota Municipal Money Market Fund (Available May 27, 1987); No-Action Letter, Wisconsin Investment Trust (Available February 17, 1987). Further examples of instances where the Commission has granted no-action requests for the use of the Section 2(b) exemption include the exemption of an entity organized for the investment of retirement funds of public employees (No-Action Letter, ICMA Retirement Trust (Available February 7, 1983)) and entities designed to fund higher education (No-Action Letter, The Golden Gate Scholarshare Trust (Available September 15, 1999); No-Action Letter, Maine College Savings Program Fund (Available August 2, 1999); No-Action Letter, New Hampshire Higher Education Savings Plan Trust (Available June 30, 1998); No-Action Letter, New York State Choice College Tuition Savings Program (Available September 10, 1998). Accordingly, because the Trust functions as an instrumentality of governmental units of the State of Iowa, and in light of the above cited no-action letters, the provisions of the 1940 Act do not apply to the Trust by virtue of the exemption afforded under Section 2(b) of the 1940 Act.

16. It is important to note that if the Trust is granted a deregistration order pursuant to Section 8(f) of the 1940 Act, (i) the Trust will operate in the manner consistent with the Iowa Code, with the same investment policies and objectives as the Trust currently operates as a registered investment company under the1940 Act, and (ii) the securities issued by the Trust will be rated not less than “AA” by a nationally recognized statistical rating organization.